DM

SE 18005737

SEC Mail Processing Received MAR 1 2 2018 WASH, D.C.

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 53532

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/17 (MM/DD/YY) AND ENDING 12/31/17 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Denning & Company LLC**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

333 Bush Street, Suite 2800
(No. and Street)

San Francisco	**California**	**94104**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Paul Denning **(415) 399-3939**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst Wintter & Associates LLP
(Name – *if individual, state last, first, middle name*)

675 Ygnacio Valley Road, Suite A200	**Walnut Creek**	**California**	**94526**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RW

OATH OR AFFIRMATION

I, **Paul Denning**, affirm that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Denning & Company LLC**, as of **December 31, 2017**, are true and correct. I further affirm that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Signature

CEO

Title

Notary Public

This report ** contains (check all applicable boxes):

☑ (a) Facing Page.
☑ (b) Statement of Financial Condition.
☑ (c) Statement of Income (Loss).
☑ (d) Statement of Changes in Financial Condition.
☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
☑ (g) Computation of Net Capital.
☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
☑ (l) An Oath or Affirmation.
☐ (m) A copy of the SIPC Supplemental Report.
☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California County of San Francisco)ss.
On 2-26-18 before me, David Tsung, Notary Public, personally appeared Paul Denning, who proved to me on the basis of satisfactory evidence to be the person(s) whose name(s) is/are subscribed to the within instrument and acknowledged to me that he/she/they executed the same in his/her/their authorized capacity(ies), and that by his/her/their signature(s) on the instrument the person(s), or the entity upon behalf of which the person(s) acted, executed the instrument. I certify under PENALTY OF PERJURY under the laws of the State of California that the foregoing paragraph is true and correct. WITNESS my hand and official seal.

DAVID TSUNG
COMM. # 2080182
NOTARY PUBLIC - CALIFORNIA
SAN FRANCISCO COUNTY
COMM. EXPIRES SEPT. 27, 2018

Denning & Company LLC

Table of Contents

Facing Page	1
Oath or Affirmation	2
Report of Independent Registered Public Accounting Firm	3
Statement of Financial Condition	4
Statement of Operations	5
Statement of Changes in Member's Equity	6
Statement of Cash Flows	7
Notes to the Financial Statements	8 - 10
Supplemental Information	11
Schedule I:	12
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission	
Reconciliation with Company's Net Capital Computation	
Schedule II:	13
Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission	
Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission	
Review Report of Independent Registered Public Accounting Firm	14
SEA 15c3-3 Exemption Report	15

ERNST WINTTER & ASSOCIATES LLP ***Certified Public Accountants***

675 Ygnacio Valley Road, Suite A200
Walnut Creek, CA 94596

(925) 933-2626
Fax (925) 944-6333

Report of Independent Registered Public Accounting Firm

To the Member of
Denning & Company LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Denning & Company LLC (the "Company") as of December 31, 2017, the related statements of operations, changes in member's equity, and cash flows for the year then ended, and the related notes and schedules I and II (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of Denning & Company LLC as of December 31, 2017, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Denning & Company LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

Schedules I and II have been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, schedules I and II are fairly stated, in all material respects, in relation to the financial statements as a whole.

Ernst Wintter & Associates LLP

We have served as Denning & Company LLC's auditor since 2009.
Walnut Creek, California

February 26, 2018

Denning & Company LLC
Statement of Financial Condition
As of December 31, 2017

Assets		
Cash	$	1,008,948
Accounts receivable		494,586
Other receivables		7,107
Prepaid expenses and deposit		118,536
Furniture and equipment, net of accumulated depreciation		97,569
Total Assets	$	1,726,746

Liabilities & Member's Equity		
Liabilities		
Accounts payable	$	70,515
Accrued compensation		115,491
Accrued expenses		13,657
Deferred rent		8,830
Total Liabilities		208,493
Member's Equity		1,518,253
Total Liabilities and Member's Equity	$	1,726,746

The accompanying notes are an integral part of these financial statements.

Denning & Company LLC
Statement of Operations
For the Year Ended December 31, 2017

Revenue	
Investment banking fees	$ 1,660,125
Interest income	60,967
Reimbursed client expenses	187,911
Other income	10,720
Total Revenue	1,919,723
Expenses	
Compensation	2,400,167
Travel expense	405,061
Professional fees	194,911
Rent	114,945
Regulatory fees	27,458
Telephone	17,772
Depreciation	7,567
Other operating expenses	272,033
Total Expenses	3,439,914
Net Loss	$ (1,520,191)

The accompanying notes are an integral part of these financial statements.

Denning & Company LLC
Statement of Changes in Member's Equity
For the Year Ended December 31, 2017

January 1, 2017	$ 4,316,444
Distributions	(1,278,000)
Net loss	(1,520,191)
December 31, 2017	$ 1,518,253

The accompanying notes are an integral part of these financial statements.

Denning & Company LLC
Statement of Cash Flows
For the Year Ended December 31, 2017

Cash Flows from Operating Activities	
Net loss	$ (1,520,191)
Adjustments to reconcile net loss	
to net cash provided by operating activities:	
Depreciation	7,567
(Increase) decrease in:	
Accounts receivable	3,907,964
Interest receivable	26,571
Other receivables	(7,107)
Due from officers	12,334
Prepaid expenses and deposit	29,474
Increase (decrease) in:	
Accounts payable	(4,851)
Payable to employees	(190)
Accrued compensation	(972,251)
Accrued expenses	(12,868)
Deferred rent	4,474
Net Cash Provided by Operating Activities	1,470,926
Cash Flows from Investing Activities	
Purchase of computer equipment	(5,920)
Net Cash Used in Investing Activities	(5,920)
Cash Flows from Financing Activities	
Distributions	(1,278,000)
Net Cash Used in Financing Activities	(1,278,000)
Net Increase in Cash and Cash Equivalents	187,006
Cash at beginning of year	821,942
Cash at End of Year	$ 1,008,948

The accompanying notes are an integral part of these financial statements.

1. Organization

Denning & Company LLC (the "Company") was formed as a limited liability company in California in June 2001, with a termination date of December 31, 2021. Under this form of organization, the member is not liable for the debts of the Company. The Company registered as a broker-dealer with the Securities and Exchange Commission ("SEC") in October 2001 and is regulated by the Financial Industry Regulation Authority ("FINRA"). The Company engages in private equity advisory services on a fee basis.

2. Significant Accounting Policies

Cash and Cash Equivalents

The Company considers all demand deposits held in banks and certain highly liquid investments with original maturities of three months or less to be cash equivalents.

Accounts Receivable

Accounts receivable represents amounts that have been earned and billed to clients in accordance with the Company's engagement letters with respective clients that have not yet been collected. Management reviews accounts receivable and sets up an allowance for doubtful accounts when collection of a receivable becomes unlikely. No allowance was deemed necessary at December 31, 2017.

Furniture and Equipment

Furniture and equipment is carried at cost. Depreciation is calculated using the straight-line method over the estimated useful life (5 to 7 years) of the asset.

Investment Banking Fees

Investment banking revenues are earned from providing private equity advisory services. Revenue is recognized when earned either by fee contract or the success of a predetermined specified event and the income is reasonably determinable.

Per the terms of the engagement agreements, the Company earns and records investment banking fees on the closing date of each respective capital commitment into a fund, or the fund's first capital call. The Company is paid 20% of the investment banking fees due on the closing date or the fund's first capital call with the balance of the investment banking fees paid in installments with accrued interest. Accordingly, there may be considerable difference between when the revenue is recorded and when it is received.

Use of Estimates

The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America may require management to make estimates and assumptions that effect the reported amounts of assets and liabilities. These estimates and assumptions may also affect the disclosure of contingent assets and liabilities at the date of the financial statements, and affect the amounts of revenues and expenses reported during the period. Actual results could differ from those estimates, and may have impact on future periods.

Fair Value of Financial Instruments

Unless otherwise indicated, the fair values of all reported assets and liabilities that represent financial instruments approximate the carrying values of such amounts.

2. Significant Accounting Policies (continued)

Income Taxes
The Company is a single member limited liability company and it is treated as a disregarded entity for tax purposes. In lieu of income taxes, the Company passes 100% of its taxable income and expenses to its sole member. Therefore, no provision or liability for federal or state income taxes is included in these financial statements. The Company is, however, subject to the annual California LLC tax of $800 and a California LLC fee based on gross revenue. The Company is no longer subject to examinations by major tax jurisdictions for years before 2013.

3. Recently Issued Accounting Pronouncements

ASU 2014-09 *Revenue from Contracts with Customers*
In May 2014, the FASB issued ASU No. 2014-09, "Revenue from Contracts with Customers (Topic 606)" ("ASU 2014-09"), which supersedes the revenue recognition requirements in Accounting Standards Codification ("ASC") 606, "Revenue Recognition." ASU 2014-09 is based on the principle that revenue is recognized to depict the transfer of goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. It also requires additional disclosure about the nature, amount, timing and uncertainty of revenue and cash flows arising from customer contracts, including significant judgments and changes in judgments and assets recognized from costs incurred to obtain or fulfill a contract. On July 9, 2015, the FASB decided to delay the effective date of the new standard by one year. The new guidance allows for the standard and all subsequent amendments to be applied either retrospectively to each prior reporting period presented or retrospectively as a cumulative-effect adjustment as of the date of adoption. ASU 2014-09 is effective for fiscal years beginning after December 15, 2017, including interim periods within those fiscal years. We are continuing to evaluate the impact of the adoption of this standard, and all subsequent amendments on our financial statements, and have not elected a transition method.

ASU 2016-02 *Leases*
In February 2016, the FASB issued ASU No. 2016-02, "Leases (Topic 842)" ("ASU 2016-02"), which amends a number of aspects of lease accounting, including requiring lessees to recognize almost all leases with a term greater than one year as a right-of-use asset and corresponding liability, measured at the present value of the lease payments. ASU 2016-02 is effective for us beginning in the first quarter of fiscal year 2020 and is required to be adopted using a modified retrospective approach. Early adoption is permitted. We are evaluating the impact of the adoption of this standard on our financial statements and do not expect a material impact.

ASU 2016-13 *Financial Instruments - Credit Losses*
In June 2016, the FASB issued ASU No. 2016-13, "Financial Instruments - Credit Losses (Topic 326)" ("ASU 2016-13"), which will change the impairment model for most financial assets and require additional disclosures. The amended guidance requires financial assets that are measured at amortized cost be presented at the net amount expected to be collected. The allowance for credit losses is a valuation account that is deducted from the amortized cost basis of the financial assets. The amended guidance also requires us to consider historical experience, current conditions, and reasonable and supportable forecasts that affect the collectibility of the reported amount in estimating credit losses. ASU 2016-13 is effective for us commencing in the first quarter of fiscal 2019 and will be applied through a cumulative-effect adjustment to retained earnings at the beginning of the year of adoption. Early adoption is permitted. We are evaluating the impact of the adoption of this standard on our financial statements and do not expect a material impact.

4. Furniture and Equipment

Furniture and equipment consist of the following:

Computer Equipment	$	17,782
Equipment		24,556
Furniture		53,597
Art work		107,955
Total cost		203,890
Total accumulated depreciation		(106,321)
Total	$	97,569

5. Risk Concentration

For the year ended December 31, 2017, 79% of investment banking fees were earned from two clients. At December 31, 2017, 98% of accounts receivable was due from two clients.

The Company's cash consists of cash held at one financial institution where the balances of accounts may exceed government insurance limits during the year. At December 31, 2017, the Company's uninsured cash balance totaled $769,542.

6. Retirement Plan

The Company sponsors a 401(k) profit sharing plan that was established in October 2010. The plan allows employees to elect to defer a percentage of compensation each year through salary reduction contributions to the plan. The employer makes safe harbor contributions to the plan equal to 100% of employee elective deferrals not to exceed 4% of eligible earnings. The Company planned to make contributions of $44,067, which was accrued at December 31, 2017.

7. Net Capital Requirements

The Company is subject to the SEC's uniform net capital rule (Rule 15c3-1) which requires the Company to maintain a minimum net capital equal to or greater than $5,000 and a ratio of aggregate indebtedness to net capital not exceeding 15 to 1, both as defined. At December 31, 2017, the Company's net capital was $800,455, which exceeded the requirement by $786,555.

8. Lease Commitments

On December 15, 2016, the Company entered into a fifty-eight month sublease agreement for the Company's San Francisco office space which expires on October 15, 2021. The future minimum annual lease payments under this sublease are as follows:

2018	$	112,840
2019	$	115,048
2020	$	117,257
2021	$	94,440
Total	$	439,585

9. Subsequent Events

The Company has evaluated subsequent events through February 26, 2018, the date which the financial statements were issued.

SUPPLEMENTAL INFORMATION

Denning & Company LLC
Schedule I

Computation of Net Capital
Under Rule 15c3-1 of the Securities and Exchange Commission
For the Year Ended December 31, 2017

Net Capital		
Total member's equity	$	1,518,253
Less: Non-allowable assets		
Accounts receivable		494,586
Other receivables		7,107
Prepaid expenses and deposit		118,536
Furniture and equipment, net of accumulated depreciation		97,569
Total non-allowable assets		717,798
Net Capital		800,455
Net minimum capital requirement of 6 2/3% of aggregate indebtedness of $208,493 or $5,000, whichever is greater		13,900
Excess Net Capital	$	786,555

Reconciliation with Company's Net Capital Computation
(Included in Part II of Form X-17A-5 as of December 31, 2017)

There were no material differences noted in the Company's amended net capital computation at December 31, 2017.

The amended form was filed on February 21, 2018.

See report of independent registered public accounting firm.

Denning & Company LLC
Schedule II

Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission For the Period Ended December 31, 2017

An exemption from Rule 15c3-3 is claimed, based upon section (k)(2)(i). All transactions are processed in accordance with Rule 15c3-1(a)(2).

Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission For the Period Ended December 31, 2017

An exemption from Rule 15c3-3 is claimed, based upon section (k)(2)(i).

See report of independent registered public accounting firm.

ERNST WINTTER & ASSOCIATES LLP ***Certified Public Accountants***

675 Ygnacio Valley Road, Suite A200
Walnut Creek, CA 94596

(925) 933-2626
Fax (925) 944-6333

Review Report of Independent Registered Public Accounting Firm

To the Member of
Denning & Company LLC

We have reviewed management's statements, included in the accompanying SEA 15c3-3 Exemption Report, in which (1) Denning & Company LLC (the "Company") identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(i) (the "exemption provisions") and (2) the Company stated that it met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Ernst Wintter & Associates LLP

Walnut Creek, California
February 26, 2018

DENNING & COMPANY LLC

Private Equity Advisory

SEA 15c3-3 Exemption Report

I, Paul F. Denning, CEO of Denning and Company, LLC (the "Company") represent the following:

1. The Company claims the k(2)(i) exemption from 17 C.F.R. §240.15c3-3;
2. The Company met the identified exemption provision in 17 C.F.R. §240.15c3-3(k) throughout the most recent fiscal year as of December 31, 2017 without exception; and
3. There were no exceptions during the most recent fiscal year in meeting the identified exemption provisions in 17 C.F.R. §240.15c3-3(k).

I affirm that, to my best knowledge and belief, this Exemption Report is true and correct. The Company does not handle cash or securities on behalf of customers.

Respectfully submitted,

Paul F. Denning, CEO
February 5, 2018

333 Bush Street, Suite 2800 • San Francisco, CA 94104
Tel: 415.399.3939 • Fax: 415.399.3942
Member FINRA